Exhibit 99.1

Bragg Gaming Continues U.S. Expansion with Golden Nugget in Michigan

Toronto, February 22, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) proudly announces that it has gone live with its newest games and Remote Game Server (RGS) technology at Golden Nugget in Michigan. This milestone marks a significant step in Bragg's ongoing commitment to delivering innovative and engaging content to players across North America.

Games now available to Golden Nugget's players in Michigan include popular titles such as "Cai Fu Emperor Ways" and "Egyptian Magic" from Bragg's Atomic Slot Lab, along with the thrilling "Devil's Lock" from Bluberi.

All online casino games delivered on Bragg’s new RGS technology come with the Company’s Fuze™ promotional tools as standard which offer player engagement features on games such as free rounds, tournaments and quests.

H2 Gambling Capital projects an impressive Gross Win of over USD $2 billion for the regulated online casino market in Michigan in 2024, highlighting the tremendous growth potential in the region.

Kunal Mishra, Chief Operating Officer - Americas, at Bragg Gaming Group, said: "We continue to strengthen our relationships with key iGaming operators in North America, and the expansion with Golden Nugget in Michigan is a testament to our successful strategy. By offering our high-quality, engaging content, we aim to contribute to the long-term growth of our partners and provide an exceptional gaming experience for players.

“This achievement builds on Bragg's existing collaboration with Golden Nugget, aligning with the company's vision to deliver cutting-edge gaming solutions to players in the rapidly growing U.S. iGaming market.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

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Investors:

James Carbonara
Hayden IR
(646)-755-7412
james@haydenir.com